Exhibit (a)(5)

FOR IMMEDIATE RELEASE

Shareholder Contact:

1-800-221-5672

ALLIANCEBERNSTEIN NATIONAL MUNICIPAL INCOME FUND, INC.

AND ALLIANCE CALIFORNIA MUNICIPAL INCOME FUND, INC.

ANNOUNCE TENDER OFFERS FOR AUCTION PREFERRED SHARES

NEW YORK, NY July 27, 2015. AllianceBernstein National Municipal Income Fund, Inc. (“ANMIF” – NYSE: AFB) and Alliance California Municipal Income Fund, Inc. (“ACMIF” – NYSE: AKP) (each, a “Fund” and together, the “Funds”) each announced today that it commenced a voluntary tender offer to purchase up to 100% of its outstanding auction preferred shares (“APS”) at a price per share equal to 94% of the liquidation preference of $25,000 per share (or $23,500 per share), plus any unpaid dividends accrued through the expiration date of the tender offer. Each Fund’s tender offer will expire on August 24, 2015, at 5:00 p.m. Eastern Time. If one or both offers are extended beyond August 24, 2015 another press release will be issued to provide notification of the extension. Additional terms and conditions of the tender offers are set forth in the Funds’ tender offer materials, which have been filed with the Securities and Exchange Commission (“SEC”) and will be distributed to APS holders.

Each Fund’s tender offer will be conditioned upon the successful private placement of new preferred shares and certain other conditions as will be set forth in the Fund’s offer to purchase and related letter of transmittal. The new preferred shares, if successfully placed, will allow each Fund to replace the leverage currently obtained through tendered APS with new preferred shares. The investment adviser and the Board of Directors of each Fund believe the tender offer and proposed issuance of preferred shares is in the best interests of the Fund and its stockholders.

Any questions about the tender offers can be directed to Georgeson Inc., each Fund’s information agent for its offer at toll free (866) 431-2096.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Funds. Any tender offer will be made only by an offer to purchase, a related letter of transmittal and other related documents, which have been filed with the SEC as exhibits to a tender offer statement on Schedule TO and are available free of charge at the SEC’s website at www.sec.gov. APS holders should read these documents and related exhibits for the applicable Fund as the documents will contain important information about each Fund’s tender offer. The Funds will also make available, without charge, the offers to purchase and the letters of transmittal.

ANMIF and ACMIF are closed-end U.S.-registered management investment companies advised by AllianceBernstein L.P. with assets of approximately $655 million and $198 million, respectively.